Exhibit A

Genesys to Acquire Leading Cloud-Based Customer Engagement Solution Provider SoundBite Communications

Genesys, one of the leading providers of customer engagement and contact center solutions, will acquire SoundBite Communications according to an agreement announced May 20 at a price of $5.00 per share. Soundbite Communications delivers cloud-based proactive collections, payments, and mobile marketing applications, as well as proactive customer service solutions to enterprises.

With more than 3,000 customers in 80 countries, Genesys orchestrates more than 100 million customer interactions every day across the contact center and back office, helping companies deliver fast and optimal levels of customer service with a highly personalized cross-channel customer experience. Genesys also prioritizes the flow of work to back office personnel resulting from any customer interaction, internal workflow or business application, optimizing the performance and satisfaction of customer-facing employees across the enterprise.

SoundBite Communications is a customer experience management company with expertise in delivering cloud-based mobile marketing, proactive customer care, and collections/payments solutions. It has more than 450 global end-clients, including nearly 50 Fortune 500 companies, and powers 2.5 billion personalized and compliant customer interactions annually across the full consumer lifecycle.

Jim Milton, President and CEO of SoundBite Communications, told Loyalty 360 that the acquisition is “very complementary” to both SoundBite and Genesys because it extends the capabilities of both companies.

“From a Genesys perspective, they’re a leader in the customer service and contact center solutions space, and have been successful driver in innovation for more than 20 years,” Milton said. “Historically, they are strong in providing solutions to high-end contact centers for customer engagement and customer service management. Essentially, we’ll be going after the customer experience market more broadly.”

The proposed acquisition will strengthen the Genesys cloud solutions portfolio, building on its recent acquisition of Angel for self-service and contact center solutions. Cloud-based sales, marketing, and customer service solutions provide companies with the ability to better acquire, service, and grow their business with new and existing customers by offering purpose-built applications that can be deployed quickly by business users. Those users can be located in departments across the enterprise including marketing, accounts receivable, collections, and contact centers.

Genesys extended its solutions in the cloud area, both organically and through a previous acquisition of a company called Angel. Milton said Genesys has further solidified its leadership position in cloud-based solutions with its acquisition of SoundBite Communications.

Milton said the acquisition affords SoundBite Communications a “much broader” portfolio and resources to fully address the customer management/experience market.

“We are obviously specialists in proactive engagement, predominantly outbound, cross-channel, and multichannel selling predominantly to B2C companies,” Milton said. “What we haven’t had is a complete set of solutions to bring to the table. For example, we haven’t focused much on inbound solutions of consumer calls to the contact center. That’s the world that Genesys thrives on. They also have a number of solutions around social media, and a number of other offerings that SoundBite on our own could not bring to market.”

Peter Wermter Vice President, Corporate Marketing & Communications at Genesys, told Loyalty 360, that the acquisition is critical because cloud-based solutions are a key focus for the future growth of the company.

“In the future we see our users extending out and SoundBite Communications focuses on proactive engagement, payment collections, and mobile marketing – all of which will help us extend our portfolio of offerings,” Wermter said. “We certainly see these applications reaching a broad set of users. The end users will really benefit from cloud-based solutions because of their faster deployment. Our strategy is about offering customers choices and cloud is a key part of our strategy.”

Milton said from a SoundBite client perspective, the company will be able to bring incremental offerings to the table that will be more integrated and more holistic in the future.

“Genesys is much bigger than SoundBite and they bring incremental resources to the table that we couldn’t have possibly done on our own,” Milton said. “Genesys has a global footprint touching every region of the world and SoundBite is predominantly in the U.S. with a small piece in the U.K.”

SoundBite Communications has been a pure-play cloud-based solutions company and Genesys offers a broader level of customer engagement and customer experience, Milton said.

“We’ll have the ability to deploy solutions in various models,” Milton said, “and that’s the power of Genesys.”

The transaction, which was unanimously approved by the Boards of Directors of SoundBite and Genesys, will be accomplished pursuant to a cash tender offer followed by a second step merger. The $5.00 per share cash offer price attaches to SoundBite Communications a total equity value of about $100.4 million. The closing of the transaction is expected to occur early in the third quarter of 2013.

The acquisition is expected to:

Contribute about $50 million in cloud-based revenue to Genesys, bringing the total to over $135 million for Genesys’ growing cloud business. What’s more, SoundBite Communications will supply Genesys with additional expertise in developing, marketing, and selling cloud-based customer engagement solutions and add about 450 new end-customers to its existing base of 800 Genesys cloud customers.

Complement the Genesys cloud-based customer engagement solutions with additional mobile capabilities, including self-service text messaging, and mobile marketing capabilities, including mobile coupons, in-store marketing, mobile websites, and on-package QR codes.

The tender offer described in this exhibit has not yet been commenced. This exhibit is neither an offer to purchase nor a solicitation of an offer to sell shares of SoundBite. At the time the tender offer is commenced, Genesys and its new wholly owned subsidiary, Sonar Merger Sub, intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and SoundBite intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. SOUNDBITE COMMUNICATIONS, INC. STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER STATEMENT AND RELATED MATERIALS (INCLUDING THE OFFER TO PURCHASE AND LETTER OF TRANSMITTAL) AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ PRIOR TO MAKING A DECISION TO TENDER SHARES. Stockholders of SoundBite will be able to obtain a free copy of these documents (when they become available) and other documents filed by SoundBite and Genesys with the Securities and Exchange Commission (“SEC”) at the website maintained by the SEC at www.sec.gov. In addition, stockholders will be able to obtain a free copy of the tender offer documents (when they become available) from the information agent to be named in the offer to purchase or from Genesys.